EXHIBIT 99.1

China Xiniya Fashion Limited Announces the Appointment of a New Independent Director

XIAMEN, China, June 2, 2014/PRNewswire-Asia/-- China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE: XNY), a leading provider of men's business casual apparel in China, is pleased to announce the appointment of a new independent director, Mr Jianxin Chen. Mr Chen, age 63, is the Executive President of the Fujian Textile Article Association, the Executive Chairman of Fujian Garment & Garment Article Association and the Executive Chairman of Fujian Leather and Synthetic Leather Industry Association. Mr Chen graduated with a chemistry and chemical engineering degree from Fuzhou University in China. Mr Chen’s appointment becomes effective on June 1, 2014. He replaces our former independent director, Peter M McGrath. Mr McGrath resigned from his position, effective on June 1, 2014, for personal reasons. The Board of Directors would like to thank Mr. McGrath for his many years of service and his contributions given during his tenure, and wishes him all the best in his future endeavors.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 27 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://ir.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng
Chief Financial Officer
Mobile +86 136 5593 9932 in China
ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Mr. Christian Arnell
Telephone +86 10 5900-1548 in Beijing
carnell@christensenir.com